FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated February 2, 2021

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Incorporation by Reference

This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-249829) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

This Report comprises the following:

1. Registrant’s report for the fourth quarter of 2020.

2. Table of unaudited consolidated capitalization of the Registrant (attached as Exhibit 99.2 hereto).

1

AB Svensk Exportkredit

Swedish Export Credit Corporation

Interim Report

Year-end report 2020

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 2, 2021

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Catrin Fransson

Catrin Fransson, Chief Executive Officer

3

AB Svensk Exportkredit Swedish Export Credit Corporation

Summary

January-December 2020

(Compared to the period January-December 2019)

•	Net interest income Skr 1,946 million (2019: Skr 1,717 million)
•	Operating profit Skr 1,238 million (2019: Skr 1,304 million)
•	Net profit Skr 968 million (2019: Skr 1,027 million)
•	New lending Skr 125.5 billion (2019: Skr 74.5 billion)
•	Basic and diluted earnings per share Skr 243 (2019: Skr 257)
•	After-tax return on equity 4.9 percent (2019: 5.5 percent)

Fourth quarter of 2020

(Compared to the fourth quarter of 2019)

•	Net interest income Skr 519 million (4Q19: Skr 431 million)
•	Operating profit Skr 436 million (4Q19: Skr 371 million)
•	Net profit Skr 341 million (4Q19: Skr 294 million)
•	New lending Skr 18.6 billion (4Q19: Skr 12.9 billion)
•	Basic and diluted earnings per share Skr 86 (4Q19: Skr 74)
•	After-tax return on equity 6.9 percent (4Q19: 6.2 percent)

Equity and balances

(Compared to December 31, 2019)

•	Total capital ratio 21.8 percent (year-end 2019: 20.6 percent)
•	Total assets Skr 335.4 billion (year-end 2019: Skr 317.3 billion)
•	Loans, outstanding and undisbursed Skr 288.9 billion (year-end 2019: Skr 269.7 billion)
•	Proposed ordinary dividend Skr 290 million (year-end 2019: -)

Statement by the CEO

Record in demand for financing

During the year, operations were marked by the ongoing COVID-19 pandemic, a serious health crisis with far-reaching economic consequences. The need for SEK’s services rises in times of economic turbulence, as the current situation once again confirms. Exporters’ financing needs have been very high, and in 2020, SEK lent Skr 125.5 billion (2019: Skr 74.5 billion) and set a new lending record for the company. The high level of lending during the year resulted in net interest income of Skr 1,946 million (2019: Skr 1,717 million), representing SEK’s second-highest level of net interest income in any given year to date. Increased provisions for expected credit losses resulted in operating profit for 2020 totaled Skr 1,238 million, which was slightly lower year-on-year (2019: Skr 1,304 million). The historically strong net interest income was a result of increased business activity and lending to Swedish exporters and their international customers.

The export industry recovered in the third and fourth quarters despite a second wave of infection in many countries. However, economic forecasts remain subject to considerable uncertainty.

There is a global need for investment to reach the reduced carbon emissions goals contained in the Paris Agreement, and the pace of transition has accelerated during the COVID-19 pandemic. There is a substantial transition need in sectors such as transportation and energy, sustainable urban development and fossil-frugal production. Over the year, SEK has increased its focus on financing this transition in Sweden and internationally.

To gain an understanding of our clients’ financing needs, SEK conducted a survey of Swedish exporters in 2020. The survey findings showed that, over the next three years, eight out of ten companies intend to invest in transition in Sweden to reduce their climate impact. Of these, 54 percent stated that they would need to finance these investments. The results of the survey show an enormous force for change among exporters to reduce climate emissions and contribute to an increased share of sustainable exports.

In line with SEK’s focus on sustainability, the company issued five new green bonds and issued five new tranches of existing bonds for a total of Skr 5.1 billion during the year. In the fourth quarter, SEK conducted its first public Secured Overnight Financing Rate (SOFR) transaction. SOFR is the new reference rate that is widely expected to replace the USD LIBOR.

As a consequence of COVID-19 infection risk, most of our employees are continuing to work remotely. To ensure that we are addressing the needs of our employees, we conduct pulse surveys on an ongoing basis to identify their needs and seek to take actions to ensure a good work environment and work-life balance. We believe that our employees’ motivation and well-being are prerequisites for successful business and satisfied clients.

Catrin Fransson Chief Executive Officer

Operations

Record in lending volume

In 2020, SEK lent a total of Skr 125.5 billion, which set a new record. Previously, the record for new lending in a single year was in 2009 at Skr 122.5 billion during and in the aftermath of the financial crisis. In the fourth quarter, new lending amounted to Skr 18.6 billion, which was up Skr 5.7 billion year-on-year. In times of economic crisis, when the capital markets may cease to function as effectively, SEK can be a tool for the state to ensure vital financing for the Swedish export industry, which the company’s lending levels this year have again confirmed, as was the case during and in the aftermath of the financial crisis.

Despite the challenges ensuing from the pandemic, during which SEK’s operations have largely been conducted remotely, with fewer physical meetings with clients and a periodically challenging capital market, the company has meaningfully helped to meet the Swedish export industry’s increased need for financing.

Lending to Swedish exporters has been significantly higher than normal in 2020. Since many exporters had already covered their financing needs during the first half of the year and the Swedish economy entered a recovery phase in the third and fourth quarters, SEK expected the demand to decline in the second half of the year. This largely occurred as expected. However, demand in the second half of the year increased for export credits and project finance, in other words financing for Swedish exporters’ customers abroad.

In the fourth quarter, SEK completed several project finance projects for new wind farms in Europe and Latin America with a total value of Skr 1.5 billion. In addition, five export credits were completed for Europe, Africa and the Middle East. This was despite severe restrictions and macroeconomic challenges having led to some delays with business in developing markets, for example, in Africa. Demand for working capital financing was also relatively high in the quarter.

SEK’s new lending
Skr bn	Jan-Dec 2020	Jan-Dec 2019
Lending to Swedish exporters[1]	62.2	24.9
Lending to exporters’ customers[2]	63.3	49.6
Total	125.5	74.5
CIRR loans as percentage of new lending	15%	21%

1     Of which Skr 1.1 billion (year-end 2019: Skr 1.8 billion) had not been disbursed at period end.

2    Of which Skr 17.9 billion (year-end 2019: Skr 16.3 billion) had not been disbursed at period end.

SEK’s good name enables long-term borrowing

SEK’s good name has enabled long-term financing of the substantial increase in demand from clients over the year. In 2020, SEK has raised borrowings corresponding to Skr 123 billion with long maturities, that is, maturities of at least one year, an increase of Skr 42 billion year-on-year. A considerable portion of the long-term borrowing, 87 percent, was conducted in the form of plain vanilla transactions sold to investors worldwide. SEK also issued commercial paper with shorter maturities, corresponding to Skr 27 billion in 2020. SEK’s long-term relationships with investors and its good name in the capital markets resulted in the increased volumes being well received.

Borrowing levels fluctuated during the year. The cost of borrowing rose in conjunction with the severe disruption in the capital markets that arose in conjunction with the COVID-19 pandemic outbreak in the spring, but have since returned to the levels prevailing at the start of 2020. This is exemplified by a USD 600 million two-year fixed-rate bond issued by SEK in the fourth quarter, which was completed at a lower cost than a corresponding maturity at the start of the year.

As part of its efforts to adapt to the replacement of the USD LIBOR, SEK issued a SOFR-linked USD 700 million bond in November.

In line with SEK’s focus on sustainability, the company also issued Skr 1.6 billion in green bonds during the fourth quarter, totaling Skr 5.1 billion in green bonds in 2020.

SEK’s borrowing

Skr bn	Jan-Dec 2020	Jan-Dec 2019
New long-term borrowings	123.2	81.1
Outstanding senior debt	287.5	273.0
Repurchase and redemption of own debt	3.0	21.3

Comments on the consolidated financial accounts

January-December 2020

Operating profit amounted to Skr 1,238 million (2019: Skr 1,304 million). Net profit amounted to Skr 968 million (2019: Skr 1,027 million). In both cases, the positive impact of increased net interest income was offset by an increase in provisions for expected credit losses and lower net results of financial transactions.

Net interest income

Net interest income amounted to Skr 1,946 million (2019: Skr 1,717 million), an increase of 13 percent compared to the previous year. The record high volumes of new lending during the year affected net interest income positively. Net interest income also increased by Skr 83 million due to a lower resolution fee that SEK is required to pay to a fund to support the recovery of credit institutions, which amounted to Skr 86 million (2019: Skr 169 million). In 2020, the resolution fee amounted to 0.05 percent of the calculation basis (2019: 0.09 percent).

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Jan-Dec 2020	Jan-Dec 2019	Change
Total loans	224.6	213.4	5%
Liquidity investments	61.4	62.9	-2%
Interest-bearing assets	305.5	284.8	7%
Interest-bearing liabilities	280.2	265.4	6%

Net results of financial transactions

Net results of financial transactions amounted to Skr 83 million (2019: Skr 226 million) mainly due to effects from basis spreads and differences between the gains or losses on hedging instruments and the related hedged items. During the year, there was significant volatility in the financial markets. This was reflected in wide swings in the market factors to which SEK’s unrealized earnings are exposed, such as interest rates and basis and credit spreads. The impact on total earnings during the year was limited, however, even if individual market factors contributed to increased volatility in unrealized earnings during the year.

Operating expenses

Skr mn	Jan-Dec 2020	Jan-Dec 2019	Change
Personnel expenses	-347	-333	4%
Other administrative expenses	-198	-206	-4%
Depreciation and impairment of non-financial assets	-51	-57	-11%
Total operating expenses	-596	-596	0%

Operating expenses were unchanged compared to the previous year. A provision of Skr 8 million was made for the individual variable remuneration program (2019: Skr 10 million).

Net credit losses

Net credit losses amounted to Skr -153 million (2019: Skr -10 million), which consisted entirely of increased provisions for expected credit losses. The significant increase in provisions for expected credit losses was primarily attributable to market conditions in the wake of the COVID-19 pandemic leading to an increase in stage 1 expected credit losses. SEK’s IFRS 9 model is based on GDP growth projections estimating the impact on the probability of default. SEK’s management believes it underestimates the probability of default within the asset portfolio, see Note 4. SEK has accordingly made an overall adjustment.

Loss allowances as of December 31, 2020 amounted to Skr -249 million compared to Skr -128 million as of December 31, 2019, of which exposures in stage 3 amounted to Skr -46 million (year-end 2019: Skr -64 million). The decrease in stage 3 is the result of an established loss, which had previously been fully reserved, partially offset by increased exposures in stage 3.

Taxes

Tax costs amounted to Skr -270 million (2019: Skr -277 million), and the effective tax rate amounted to 21.8 percent (2019: 21.2 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr 19 million (2019: Skr 12 million), due to positive results related to changes in own credit risk.

Fourth quarter 2020

Operating profit amounted to Skr 436 million (4Q19: Skr 371 million). Net profit amounted to Skr 341 million (4Q19: Skr 294 million). In both cases, the increase compared to the fourth quarter in the previous year was mainly due to higher net interest income, which more than offset lower net results of financial transactions.

Net interest income

Net interest income amounted to Skr 519 million (4Q19: Skr 431 million), an increase of 20 percent compared to the same period in the previous year. The increased lending volumes during the year positively impacted net interest income in the fourth quarter. Net interest income also increased by Skr 21 million due to a lower resolution fee that amounted to a total of Skr 21 million (4Q19: Skr 42 million) for the period.

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Oct-Dec 2020	Oct-Dec 2019	Change
Total loans	239.4	222.7	7%
Liquidity investments	68.9	64.8	6%
Interest-bearing assets	328.2	304.0	8%
Interest-bearing liabilities	306.3	282.7	8%

Net results of financial transactions

Net results of financial transactions amounted to Skr 87 million (4Q19: Skr 113 million). The result is mainly due to positive effects from differences between the gains or losses on hedging instruments and the related hedged items.

Operating expenses

Skr mn	Oct-Dec 2020	Oct-Dec 2019	Change
Personnel expenses	-95	-90	6%
Other administrative expenses	-56	-57	-2%
Depreciation and impairment of non-financial assets	-12	-14	-14%
Total operating expenses	-163	-161	1%

Operating expenses increased 1 percent compared to the same period in the previous year. A provision of Skr 2 million was made for the individual variable remuneration program (4Q19: Skr 3 million).

Net credit losses

Net credit losses amounted to Skr 7 million (4Q19: Skr -2 million) and consist of decreased provisions for expected credit losses. The decreased credit losses for the fourth quarter of Skr 7 million were primarily attributable to a decrease in stage 1 expected credit losses. SEK’s IFRS 9 model is based on GDP growth projections estimating the impact on the probability of default. SEK’s management believes it underestimates the probability of default within the asset portfolio, see Note 4. SEK has accordingly made an overall adjustment.

Taxes

Tax costs amounted to Skr -95 million (4Q19: Skr -77 million), and the effective tax rate amounted to 21.8 percent (4Q19: 20.8 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr 25 million (4Q19: Skr 19 million), mainly due to positive results related to the revaluation of defined benefit plans with partly offsetting effect from changes in own credit risk.

Statement of Financial Position

Total assets and liquidity investments

Total assets increased compared to the end of 2019, mainly driven by increased lending volumes which more than offset the effect of a stronger Swedish krona. During the year SEK had a substantial increase in demand for financing, mainly from existing clients, which has also led to an increase in committed loans.

Skr bn	December 31, 2020	December 31, 2019	Change
Total assets	335.4	317.3	6%
Liquidity investments	59.2	63.6	-7%
Total loans	231.7	217.6	6%
of which loans in the CIRR-system	69.2	76.1	-9%

SEK’s total net exposures after risk mitigation amounted to Skr 359.5 billion as of December 31, 2020 (year-end 2019: Skr 347.5 billion). Credit exposures to central governments and corporates have increased during the year as a result of increased lending to Swedish exporters, part of which has been guaranteed by government agencies. Exposures to financial institutions have decreased due to active liquidity management measures by the company.

Liabilities and equity

As of December 31, 2020, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. SEK considers all of its outstanding commitments to be covered through maturity.

SEK has a credit facility in place with the Swedish National Debt Office of up to Skr 200 billion. To ensure coverage of the increased demand from clients within the officially supported export credit (“CIRR”) framework, SEK utilized Skr 10 billion from the facility during the first quarter of 2020. The credit facility can now be utilized for both loans covered by the CIRR-system and, up to Skr 15 billion, for commercial export financing. The credit facility is intended as a reserve when funding markets are not available to SEK.

Capital adequacy

As of December 31, 2020, SEK’s total own funds amounted to Skr 19.5 billion (year-end 2019: Skr 18.3 billion). The total capital ratio was 21.8 percent (year-end 2019: 20.6 percent), representing a margin of 6.8 percentage points above SEK’s estimate of Finansinspektionen’s (the Swedish FSA) requirement of 15.0 percent as of December 31, 2020. The corresponding Common Equity Tier 1 capital estimated requirement was 9.5 percent. Given that SEK’s own funds are comprised solely of Common Equity Tier 1 capital, this represents a margin of 12.3 percentage points above the requirement. Overall, SEK is strongly capitalized and has healthy liquidity.

Percent	December 31, 2020	December 31, 2019
Common Equity Tier 1
capital ratio	21.8	20.6
Tier 1 capital ratio	21.8	20.6
Total capital ratio	21.8	20.6
Leverage ratio	5.8	5.7
Liquidity coverage ratio (LCR)[1]	447	620
Net stable funding ratio (NSFR)[1]	135	120

1	In the first quarter of 2020, SEK changed its methodology for calculating LCR and NSFR as an adaptation to future regulatory requirements. The changes to the LCR calculation only have a marginal effect on the outcome, while the new NSFR calculation has a slight positive effect.

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Dividend

The Board of Directors has resolved to propose the payment of a dividend of Skr 290 million (2019: -) at the company’s annual general meeting, corresponding to the company´s dividend policy of 30 percent of the profit for the year. The dividend is within the framework of the Swedish FSA’s recommendation.

Other events

Due to the substantial disruption of the financial system and the negative effects for Sweden’s export industry that the COVID-19 pandemic has had, SEK and its owner have implemented measures, with the aim of strengthening SEK’s lending capacity and providing the company with a greater ability to support Swedish exporters. One measure consists of a resolution passed at the annual general meeting on March 26, 2020, whereby it was resolved that no dividend would be paid for 2019. The Swedish parliament also authorized the Swedish government to increase SEK’s credit facility with the Swedish National Debt Office from Skr 125 billion to Skr 200 billion. SEK can now use the credit facility both within the current CIRR-system and, up to Skr 15 billion, for commercial export financing.

The macro environment

The UK officially left the EU on January 31, 2020. SEK has ensured that all of its material agreements and limits with the banks the company does business with, a number of which are based in the UK, will continue to apply following the exit. This continues to be the case even following the trade agreement reached between the EU and the UK in December 2020 and the end of a previously-agreed Brexit implementation period on December 31, 2020.

According to Statistics Sweden, the annualized rate of Swedish GDP growth was -2.5 percent in the third quarter of 2020 and the unemployment rate was 8.3 percent as of November 2020. The consumer price index rose 0.2 percent on an annualized basis in November and the repo rate remained unchanged at zero percent.

The effects of COVID-19, including the closure of the majority of societal functions worldwide, overshadowed Brexit, trade conflicts and geopolitical risks during the year. The COVID-19 pandemic led to a sharp downturn in global growth, trade and economic indicators, particularly in the first half of the year. During the third quarter, some relief was noted in COVID-19 related restrictions and societal functions reopened in a number of jurisdictions. Economic activity and global trade showed signs of a slight recovery in many parts of the world and the majority of the macroeconomic figures published in the third quarter came in better than projected, albeit still at historic lows. In the fourth quarter, when much of the world was hit by a second wave of infection with rising mortality rates, macroeconomic indicators once again turned downward. However, the downturn in the fourth quarter appears to have been ameliorated to some extent by vaccine prospects. The World Bank’s most recent projection from January 2021 for global growth in 2020 has now been revised upward to -4.3 percent from -5.2 percent projected in June 2020.

The COVID-19 pandemic has had a substantial negative impact on Swedish exports; however, signs of a recovery appeared as early as the third quarter and continued through the fourth quarter. In the second quarter of 2020, Swedish exports decreased 18.2 percent compared to the previous quarter. In the third quarter, exports rose 11.2 percent quarter over quarter. Since then, industry order intake in Sweden grew 3.8 percent between October and November, and Business Sweden’s Export Managers’ Index rose 11.4 points to 60 in the fourth quarter compared with the third quarter, which had also posted a strong upturn compared with the second quarter. Moreover, SEK’s autumn Export Credit Trends Survey found that exporters’ future outlook had rebounded from a record low of minus 35 in the spring to plus 29, a strong recovery in just six months, which shows a clear improvement in sentiment among exporters in the second half of 2020.

The strong state of Sweden’s public finances, with low public debt, has been advantageous in terms of the possibility of fiscal stimulus. The state has implemented special measures to promote Swedish exports during the COVID-19 pandemic and SEK’s role of securing financing for the Swedish export industry has become even clearer in the form of, inter alia, the expanded credit facility with the Swedish National Debt Office discussed above.

Risk factors

Various risks arise as part of SEK’s operations, primarily credit risks, but also market, liquidity, re-financing, operational and sustainability risks. For a more detailed description of these risks, refer to the separate risk report Capital Adequacy and Risk Management Report – Pillar 3 2019 and Note 30 to the annual financial statements included in SEK’s 2019 Annual Report on Form 20-F.

The following risk factors supplement the “Risk Factors” section in SEK’s 2019 Annual Report on Form 20-F.

1.     COVID-19 could have an adverse effect on SEK’s business.

While the direct and indirect impact of the continued global COVID-19 pandemic remains uncertain, a majority of central banks and governments have announced financial stimulus packages in order to counteract negative GDP developments during 2020. Concerns remain as to whether these policy tools will counter anticipated macro-economic risks. While markets stabilised and GDP outlook grew more positive by the end of 2020, a prolongation of the outbreak could significantly affect global economic growth and business operations across the global economy, both as a result of weakened economic activity and in terms of the health and wellbeing of employees being affected. Such weakening of the economy could have a material adverse impact on the financial performance or operations of counterparties to SEK, and correspondingly impact SEK, or the cost of funding for SEK, which could have an adverse impact on SEK’s business, financial condition, results of operations and liquidity. Although the overall impact of COVID-19 on SEK’s financial condition and results of operations during 2020 was limited (due in part to the increased demand for lending amidst reduced access to capital markets and other forms of financing), there can be no assurance that the impacts on SEK will remain limited amidst a prolongation of the outbreak.

The unforeseen transition from normal on-site office work to working remotely amidst the COVID-19 pandemic has also created challenges in terms of deploying technical solutions for internal communication and operations. Although, as a result of quick mobilization and active management during the spring of 2020, SEK managed to resolve the initial challenges in a timely manner and ensured the continuity of its operations with limited impact on SEK’s business or the Group’s clients, there can be no assurance that these technical solutions will remain sufficient and other challenges from working remotely will not emerge.

The COVID-19 pandemic continues to rapidly evolve. There may be other material adverse impacts on SEK’s business, operations and financial condition that are unpredictable at this time. The extent of the impact of COVID-19 on SEK’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, the length of time government and commercial travel limitations are in place, the effectiveness of SEK’s work arrangements from home, the successful execution of plans in connection with eventual return of its personnel to SEK’s office, actions taken by governmental authorities in response to the pandemic, as well as other direct and indirect impacts on SEK and its customers, vendors and other stakeholders. As such, the impact on SEK’s employees, clients and the markets in which SEK operates are uncertain at this time and cannot be predicted.

2.     Disruptions in the financial markets or economic recessions, including as a result of geopolitical instability and the recent global outbreak of COVID-19, may have an adverse effect on SEK’s financial performance.

SEK’s business and earnings are affected by general business, economic and market conditions, especially within Sweden and Europe. Uncertainty remains concerning the outlook and the future economic environment related to recent events in those regions, such as the impacts of the global outbreak of COVID-19, a continuing weak economic outlook in certain European countries and the uncertainty surrounding the economic effect of the withdrawal of the UK from the EU on January 31, 2020. Although SEK does not have operations in the UK, a large portion of SEK’s borrowings are arranged through banks in the UK. If SEK fails to maintain these agreements on favorable terms following Brexit or the agreements completed with such UK banks’ EU-based affiliates cannot be utilized effectively, SEK’s business and financial performance will suffer. Uncertainties remain as to what, if any, impact a new regulatory regime in the UK and in the EU will have on these agreements.

Additionally, even in the absence of slow economic growth or recessions, other economic circumstances – including, but not limited to, volatility in energy prices, contractions in infrastructure spending, fluctuations in market interest or exchange rates, and concerns over the financial health of sovereign governments and their instrumentalities – may have negative consequences for the companies and industries that the Group provides financing to as well as the financial condition of SEK’s financial counterparties and could, in addition to the other factors cited above, have material adverse effects on the Group’s business prospects, financial condition or ability to fulfil its debt obligations.

3.     Disruptions in the financial markets or economic recessions (including as a result of the recent global outbreak of COVID-19) may affect the credit quality of borrowers and cause risk to other counterparties, which may, in turn, cause SEK to incur credit losses or affect the value of its assets.

Risks arising from the credit quality of borrowers and counterparties and the recoverability of loans and amounts due from counterparties in derivative transactions are inherent in SEK’s business. Consequently, SEK may incur credit losses or delinquency in debt repayments even in normal economic circumstances. Financial market disruptions or economic recessions (including as a result of the recent global outbreak of COVID-19) may further affect SEK’s customers and counterparties, negatively affecting their ability to fulfil their obligations. Market and economic disruptions may affect, among other things, business and consumer spending, bankruptcy rates and asset prices, creating a greater likelihood of impact on an increased number of SEK’s customers’ or counterparties’ credit demand or that they may become delinquent in their loans or other obligations to SEK. For example, following the 2007/2008 financial crisis, SEK was forced to write down the value of some of its assets as a result of disruptions in the financial markets. Such disruptions may affect the recoverability and value of SEK’s assets and may necessitate an increase in SEK’s provisions for delinquent and defaulted debt and other provisions, which could in turn have a material adverse effect on SEK’s business and/or its ability to repay its debts.

Amidst the COVID-19 pandemic, SEK has as per December 31, 2020 made an adjustment to increase estimated credit losses in order to seek to ensure that provisioning levels sufficiently capture expected future developments. There can be no assurances, however, that this increase will be sufficient to provide for all credit losses that actually occur, particularly if the COVID-19 pandemic is prolonged and its adverse economic effects more enduring or severe than currently anticipated. If SEK’s current estimated credit losses prove to have been insufficient, higher credit losses would be incurred than those reflected by SEK’s provisioning levels, which could have a material adverse effect on SEK’s financial results and the ability of the company to fulfil its debt obligations.

4.     Reduced access to international capital markets for the financing of SEK’s operations, or less favourable financing terms, may have a negative impact on SEK’s profitability and its ability to fulfil its obligations.

In order to finance its operations, SEK is dependent on the international capital markets, where it competes with other issuers of similar standing to obtain financing. Although SEK has been able to finance its operations successfully to date, factors outside of SEK’s control may have material adverse effects on the Group’s continued ability to obtain such financing or could cause the cost of such financing to increase. As a result of the recent global outbreak of COVID-19, for example, global markets became extremely turbulent and volatile during the spring of 2020 and SEK experienced an increase in costs of funding through the international capital markets, as did other issuers during the same period. The same occurred as a result of the financial crisis in 2008. In both periods, SEK was able to offset the increased cost of funding by increasing the margins on its lending, but currently and in the future that might not be possible. This could result in more expensive access to the capital markets, which could in turn, have a material adverse effect on SEK’s results of operations.

An additional key factor influencing the cost and availability of financing is SEK’s credit rating. Although the Group has favourable credit ratings from various credit rating agencies currently, those credit ratings depend on many factors, some of which are outside of SEK’s control. Significant factors in determining SEK’s credit ratings or that otherwise could affect its ability to raise financing include its ownership structure, asset quality, liquidity profile, short and long-term financial prospects, risk exposures, capital ratios, prudential measures as well as government support and SEK’s public policy role. Although SEK’s owner (the Swedish State) has reaffirmed continued support for SEK’s current public policy role, there is a risk that this stance could change in the future. Deterioration in any one of these factors or any combination of these factors may lead rating agencies to downgrade of SEK’s credit ratings. If SEK were to experience a downgrade in its credit ratings, it would likely become necessary to offer increased interest margins in the capital markets in order to obtain financing, which would likely have a material adverse effect on the Group’s profit margins and earnings, and harm its overall liquidity and business and its ability to fulfil its obligations.

5.     SEK may experience negative changes in the value of its assets or liabilities and may incur other losses related to volatile and illiquid market conditions.

Increased market volatility, illiquid market conditions and disruptions in the credit markets, including those observed during spring of 2020 and in certain periods since, make it difficult to value SEK’s assets and liabilities during certain periods. In particular, SEK is exposed to changes in the fair value of certain assets of liabilities due to unrealised gains and losses (e.g. in the form of changes in currency basis spread). Such changes in fair value can have a negative impact on SEK’s results as reported under IFRS.

Subsequent valuations, in light of factors then prevailing, may result in significant changes in the value of SEK’s assets or liabilities in future periods. Furthermore, at the time of any sale of any such assets, the prices SEK ultimately realizes will depend on the demand and liquidity in the market at that time and may be materially lower than such assets’ current fair value. Any of these factors could have an impact on the valuation of SEK’s assets and liabilities, and may therefore have an adverse effect on the Group’s financial condition in future periods.

6.     Losses could result from SEK’s derivatives used for hedging, and SEK’s hedging strategies may not be effective.

SEK uses hedging instruments in an attempt to manage interest rate, currency, credit, basis and other market-related risks.

If any of the variety of instruments and strategies the Group uses to hedge its exposure to these various types of risk is not effective, the Group may incur losses, which may have an adverse effect on the Group’s financial condition and could impair its ability to timely repay or refinance its debts. The majority of SEK’s derivative contracts are OTC derivatives, i.e., derivative contracts that are not transacted on an exchange. These derivatives are entered into under ISDA Master Agreements. If counterparty defaults on these contracts, the underlying exposure would no longer be effectively hedged, which could result in losses.

In addition, there can be no assurance that the Group will continue to be able to hedge risks related to current or future assets or liabilities in accordance with its current policies in an efficient manner or at all. Disruptions such as market crises and economic recessions, including potentially as a result of the global outbreak of COVID-19, may serve to challenge the availability and effectiveness of hedging instruments or strategies. For example, the expected transition away from LIBOR and similar benchmark rates may have a different impact on the hedged item and the hedging instrument, which could cause some of SEK’s hedge to become ineffective, resulting in potential losses. An inability to hedge any material risks could result in additional losses, which could have an adverse effect on SEK’s financial condition and its ability to fulfil its obligations.

7.     SEK is exposed to significant operational risk, which could harm SEK’s business, financial performance or the ability to repay its debt.

SEK’s business is dependent on the ability to process complex transactions in an efficient and accurate manner. Operational risk for a financial institution such as SEK can arise from fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorizations, equipment failures, natural disasters, information security failures, data loss, cyber-attacks and breaches from known malware or future malware and the failure of external systems such as those of SEK’s suppliers or counterparties. These risks could be exacerbated under the current conditions as a result of the global outbreak of COVID-19. Despite having taken preventative actions to protect the security of its information relative to its perceived risks, SEK may nevertheless experience major security failures, data losses, cyber-attacks or breaches in the future, which could have a material adverse effect on SEK’s business. Failure to address operational risk and increased regulatory requirements relating to operational risk may lead to additional costs, losses or damages to SEK’s reputation which may negatively affect customers’ and investors’ confidence, and thus SEK’s business, financial performance or ability to repay its debt. For example, SEK has in the past incurred additional costs related to the enhancement of IT-system due to increased regulatory burdens. If, for example, SEK failed to properly comply with its obligations under financial guarantee contracts or other credit risk reducing arrangements or if the contracts were not properly drafted, this could result in SEK not being able to effectively seek recourse to such guarantees or other arrangements in the event the relevant borrower was unable to repay its debt to SEK.SEK’s reputation could also be damaged if SEK fails to comply with current legislation and best practices or in any other way fails to meet its commitments and expectations. A significant failure in managing SEK’s operational risk could materially and adversely affect the Company’s business, financial condition, results of operation or ability to repay its debt.

Financial targets

Profitability target	A return on equity after tax of at least 6 percent over time.
Dividend policy	Payment of an ordinary dividend of 30 percent of the profit for the year.
Capital target	SEK’s total capital ratio is to exceed the Swedish FSA’s requirement by 2 to 4 percentage points and SEK’s Common Equity Tier 1 capital ratio is to exceed the Swedish FSA’s requirement by at least 4 percentage points. Currently, the capital targets mean that the total capital ratio should amount to 17.0-19.0 percent and the Common Equity Tier 1 capital ratio should amount to 13.5 percent, based on SEK’s estimation of the Swedish FSA’s requirements as of December 31, 2020.

Key performance indicators

Skr mn (if not otherwise indicated)	Oct-Dec 2020	Jul-Sep 2020	Oct-Dec 2019	Jan-Dec 2020	Jan-Dec 2019
New lending	18,574	17,097	12,879	125,470	74,515
of which to Swedish exporters	6,494	3,288	4,753	62,148	24,901
of which to exporters’ customers	12,080	13,809	8,126	63,322	49,614
CIRR-loans as a percentage of new lending	8%	37%	0%	15%	21%
Loans, outstanding and undisbursed	288,891	306,473	269,744	288,891	269,744

New long-term borrowings	23,372	33,423	24,594	123,156	81,053
Outstanding senior debt	287,462	325,177	273,017	287,462	273,017

After-tax return on equity	6.9%	8.2%	6.2%	4.9%	5.5%
Proposed ordinary dividend	-	-	-	290	-

Common Equity Tier 1 capital ratio	21.8%	20.3%	20.6%	21.8%	20.6%
Tier 1 capital ratio	21.8%	20.3%	20.6%	21.8%	20.6%
Total capital ratio	21.8%	20.3%	20.6%	21.8%	20.6%
Leverage ratio	5.8%	5.1%	5.6%	5.8%	5.7%
Liquidity coverage ratio (LCR)[1]	447%	337%	620%	447%	620%
Net stable funding ratio (NSFR)[1]	135%	139%	120%	135%	120%

1	In the first quarter of 2020, SEK changed its methodology for calculating LCR and NSFR as an adaptation to future regulatory requirements. The changes to the LCR calculation only have a marginal effect on the outcome, while the new NSFR calculation has a slight positive effect.

See definitions on page 31.

Condensed Consolidated Statement
of Comprehensive Income

Skr mn	Note	Oct-Dec 2020	Jul-Sep 2020	Oct-Dec 2019	Jan-Dec 2020	Jan-Dec 2019
Interest income[1]		737	890	1,423	4,108	6,357
Interest expenses[1]		-218	-337	-992	-2,162	-4,640
Net interest income	2	519	553	431	1,946	1,717

Net fee and commission expense		-14	-11	-10	-42	-33
Net results of financial transactions	3	87	87	113	83	226
Total operating income		592	629	534	1,987	1,910

Personnel expenses		-95	-75	-90	-347	-333
Other administrative expenses		-56	-44	-57	-198	-206
Depreciation and impairment of non-financial assets		-12	-13	-14	-51	-57
Total operating expenses		-163	-132	-161	-596	-596

Operating profit before credit losses		429	497	373	1,391	1,314

Net credit losses	4	7	15	-2	-153	-10
Operating profit		436	512	371	1,238	1,304

Tax expenses		-95	-109	-77	-270	-277
Net profit[2]		341	403	294	968	1,027

Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges		-	-	-	-	-8
Tax on items to be reclassified to profit or loss		-	-	-	-	2
Net items to be reclassified to profit or loss		-	-	-	-	-6

Items not to be reclassified to profit or loss
Own credit risk		-9	-22	-15	18	24
Revaluation of defined benefit plans		34	-32	34	1	-4
Tax on items not to be reclassified to profit or loss		-5	11	-4	-5	-4
Net items not to be reclassified to profit or loss		20	-43	15	14	16

Total other comprehensive income		20	-43	15	14	10

Total comprehensive income[2]		361	360	309	982	1,037

Skr
Basic and diluted earnings per share[3]		86	101	74	243	257

1	Since Q4 2020, SEK has changed the accounting principle regarding the CIRR-system. The comparative figures have been adjusted. See Note 1.
2	The entire profit is attributable to the shareholder of the Parent Company.
3	Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

Consolidated Statement of Financial Position

Skr mn	Note	December 31, 2020	December 31, 2019
Assets
Cash and cash equivalents	5	3,362	1,362
Treasuries/government bonds	5	22,266	8,344
Other interest-bearing securities except loans	5	33,551	53,906
Loans in the form of interest-bearing securities	4, 5	50,780	43,627
Loans to credit institutions	4, 5	31,315	27,010
Loans to the public	4, 5	171,562	163,848
Derivatives	5, 6	7,563	6,968
Tangible and intangible assets		145	134
Deferred tax asset		15	16
Other assets		12,853	9,334
Prepaid expenses and accrued revenues		1,987	2,747
Total assets		335,399	317,296

Liabilities and equity
Borrowing from credit institutions	5	3,486	3,678
Borrowing from the public	5	10,000	-
Debt securities issued	5	273,976	269,339
Derivatives	5, 6	25,395	20,056
Other liabilities		455	2,466
Accrued expenses and prepaid revenues		1,924	2,582
Provisions		99	93
Total liabilities		315,335	298,214

Share capital		3,990	3,990
Reserves		-129	-143
Retained earnings		16,203	15,235
Total equity		20,064	19,082

Total liabilities and equity		335,399	317,296

Condensed Consolidated Statement of Changes in Equity

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Own credit risk	Defined benefit plans	Retained earnings
Opening balance of equity January 1, 2019	18,239	3,990	6	-117	-42	14,402
Net profit Jan-Dec 2019	1,027					1,027
Other comprehensive income Jan-Dec 2019	10		-6	19	-3
Total comprehensive income Jan-Dec 2019	1,037	-	-6	19	-3	1,027
Dividend	-194					-194
Closing balance of equity December 31, 2019[1]	19,082	3,990	-	-98	-45	15,235

Opening balance of equity January 1, 2020	19,082	3,990	-	-98	-45	15,235
Net profit Jan-Dec 2020	968					968
Other comprehensive income Jan-Dec 2020	14			14	0
Total comprehensive income Jan-Dec 2020	982	-	-	14	0	968
Dividend	-					-
Closing balance of equity December 31, 2020[1]	20,064	3,990	-	-84	-45	16,203

1	The entire equity is attributable to the shareholder of the Parent Company.

Condensed Statement of Cash Flows in the Consolidated Group

Skr mn	Jan-Dec 2020	Jan-Dec 2019
Operating activities
Operating profit	1,238	1,304

Adjustments for non-cash items in operating profit	140	-116
Income tax paid	-311	-529
Changes in assets and liabilities from operating activities	-19,055	-1,433
Cash flow from operating activities	-17,988	-774

Investing activities
Capital expenditures	-35	-40
Cash flow from investing activities	-35	-40

Financing activities
Change in senior debt	29,460	-4,420
Derivatives, net	-8,651	4,049
Dividend paid	-	-194
Payment of lease liability	-27	-39
Cash flow from financing activities	20,782	-604

Cash flow for the period	2,759	-1,418

Cash and cash equivalents at beginning of the period	1,362	2,416
Cash flow for the period	2,759	-1,418
Exchange-rate differences on cash and cash equivalents	-759	364
Cash and cash equivalents at end of the period[1]	3,362	1,362

1	Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

Notes

Note 1.	Accounting policies
Note 2.	Net interest income
Note 3.	Net results of financial transactions
Note 4.	Impairments
Note 5.	Financial assets and liabilities at fair value
Note 6.	Derivatives
Note 7.	CIRR-system
Note 8.	Pledged assets and contingent liabilities
Note 9.	Capital adequacy
Note 10.	Exposures
Note 11.	Transactions with related parties
Note 12.	Events after the reporting period

References to “SEK” or the “Parent Company” are to AB Svensk Exportkredit. References to “Consolidated Group” are to SEK and its consolidated subsidiary. All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Accounting policies

This condensed year-end report is presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Consolidated Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL) and the regulation and general guidelines issued by Finansinspektionen (the Swedish FSA), “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s principles for external reporting in accordance with its State Ownership Policy and principles for state-owned enterprises.

The accounting policies, methods of computation and presentation of the Consolidated Group are, in all material aspects, the same as those used for the 2019 annual financial statements except for changed accounting of revenues and expenses in the CIRR -system. As of the fourth quarter of 2020, SEK reports interest income and interest expenses relating to assets and liabilities attributable to the CIRR-system in SEK’s statement of comprehensive income as SEK is no longer regarded as an agent with respect to the CIRR-system. The previous accounting principle was to not report these in SEK’s statement of comprehensive income, but only to report the administrative compensation from the Swedish government, the arrangement fee income when SEK is arranging the credits, and interest income from loans between SEK and CIRR-system. The new policy means that all revenue and expenses from the CIRR-system is recognized in SEK’s profit or loss.

The new policy does not impact the treatment of assets and liabilities related to the CIRR-system in the Group’s statement of financial position and balance sheet, and thus, as previously, all assets and liabilities related to the CIRR-system have been included in SEK’s assets and liabilities in the Group’s statement of financial position and balance sheet as SEK bears the credit risk for lending and is a contracting party regarding lending and borrowing. The new presentation makes it easier for the reader to understand the return on SEK’s assets and costs for SEK’s liabilities. The change has no impact on SEK’s net interest income or net profit, but only affects interest income and interest expenses. The comparative figures have been recalculated and the change, as well as the impact in 2020, is shown in the table below.

SEK elected early adoption in 2019 of the amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform issued by IASB in September 2019 (IBOR reform), see the annual financial statements included in SEK’s 2019 Annual Report on Form 20-F, Note 1 (c) (ii).

Other changes from IASB have not had any material impact on SEK’s financial reporting for 2020 and there are no other IFRS or IFRS Interpretations Committee interpretations that are not yet applicable that are expected to have a material impact on SEK’s financial statements, capital adequacy or large exposure ratios.

Changed accounting of revenues and expenses in the CIRR-system

	Q420			Q320			Q419
Skr mn	Old policy	Change	New policy	Old policy	Change	New policy	Old policy	Change	New Policy
Interest income	729	8	737	827	63	890	1,360	63	1,423
Interest expenses	-210	-8	-218	-274	-63	-337	-929	-63	-992
Net interest income	519	-	519	553	-	553	431	-	431
Impact on net profit for the period	-	-	-	-	-	-	-	-	-

	Full year 2020			Full year 2019
Skr mn	Old policy	Change	New policy	Old policy	Change	New policy
Interest income	3,879	229	4,108	6,083	274	6,357
Interest expenses	-1,933	-229	-2,162	-4,366	-274	-4,640
Net interest income	1,946	-	1,946	1,717	-	1,717
Impact on net profit for the period	-	-	-	-	-	-

Note 2. Net interest income

Skr mn	Oct-Dec 2020	Jul-Sep 2020	Oct-Dec 2019	Jan-Dec 2020	Jan-Dec 2019
Interest income
Loans to credit institutions	36	53	112	236	546
Loans to the public	975	1 035	1,112	4,210	4,597
Loans in the form of interest-bearing securities	208	233	212	897	829
Interest-bearing securities excluding loans in the form of interest-bearing securities	20	32	152	242	686
Derivatives	-557	-517	-213	-1,708	-538
Administrative remuneration CIRR-system	46	48	49	197	194
Other assets	9	6	-1	34	43
Total interest income[1]	737	890	1,423	4,108	6,357
Interest expenses
Interest expenses	-197	-316	-950	-2,076	-4,471
Resolution fee	-21	-21	-42	-86	-169
Total interest expenses	-218	-337	-992	-2,162	-4,640

Net interest income	519	553	431	1,946	1,717

1   Interest income calculated using the effective interest method amounted to Skr 4,960 million during January-December 2020 (2019: Skr 5,703 million).

1   Since Q4 2020, SEK has changed the accounting principle regarding the CIRR-system. The comparative figures have been adjusted. See Note 1

Note 3. Net results of financial transactions

Skr mn	Oct-Dec 2020	Jul-Sep 2020	Oct-Dec 2019	Jan-Dec 2020	Jan-Dec 2019
Derecognition of financial instruments not measured at fair value through profit or loss	3	1	2	14	19
Financial assets or liabilities at fair value through profit or loss	39	48	69	-22	120
Financial instruments under fair-value hedge accounting	42	36	39	86	85
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	3	2	3	5	2
Total net results of financial transactions	87	87	113	83	226

Note 4. Impairments

Skr mn	Oct-Dec 2020	Jul-Sep 2020	Oct-Dec 2019	Jan-Dec 2020	Jan-Dec 2019
Expected credit losses, stage 1	9	20	-11	-98	-19
Expected credit losses, stage 2	-2	0	5	-48	11
Expected credit losses, stage 3	0	-5	4	-7	-17
Established losses	-	-	0	-20	-25
Reserves applied to cover established credit losses	-	-	-	20	40
Recovered credit losses	-	-	-	0	-
Net credit losses	7	15	-2	-153	-10

	December 31, 2020				December 31, 2019
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Loans, before expected credit losses	198,108	32,337	1,482	231,927	217,594
Off balance sheet exposures, before expected credit losses	28,356	34,148	-	62,504	59,343
Total, before expected credit losses	226,464	66,485	1,482	294,431	276,937
Loss allowance, loans	-139	-55	-46	-240	-124
Loss allowance, off balance sheet exposures[1]	-8	-1	-	-9	-4
Total loss allowance	-147	-56	-46	-249	-128
Provision ratio	0.06%	0.08%	3.10%	0.08%	0.05%

1	Recognized under provision in Consolidated Statement of Financial Position. Off balance sheet exposures consist of guarantee commitments, committed undisbursed loans and binding offers, see Note 8.

The table above shows the book value of loans and nominal amounts for off-balance sheet exposures before expected credit losses for each stage as well as related loss allowance amounts, in order to place expected credit losses in relation to credit exposures. Overall, the credit portfolio has an extremely high credit quality and SEK often uses risk mitigation measures, primarily through guarantees from the Swedish Export Credit Agency (EKN) and other government export credit agencies in the Organisation for Economic Co-operation and Development (OECD), which explains the low provision ratio.

Loss Allowance

	December 31, 2020				December 31, 2019
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Opening balance January 1	-54	-10	-64	-128	-139
Increases due to origination and acquisition	-84	0	-	-84	-23
Net remeasurement of loss allowance	-23	-48	2	-69	10
Transfer to stage 1	0	0	-	-	0
Transfer to stage 2	1	-1	0	-	0
Transfer to stage 3	-	1	-10	-9	-22
Decreases due to derecognition	8	0	0	8	10
Decrease in allowance account due to write-offs	-	-	20	20	40
Exchange-rate differences[1]	5	2	6	13	-4
Closing balance	-147	-56	-46	-249	-128

1	Recognized under net results of financial transactions in Statement of Comprehensive Income.

Provisions for expected credit losses (ECLs) are calculated using quantitative models based on inputs, assumptions and methods that are highly reliant on assessments. In particular, the following could heavily impact the level of provisions: the establishment of a material increase in credit risk, allowing for forward-looking macroeconomic scenarios, and the measurement of both ECLs over the next 12 months and lifetime ECLs. ECLs are based on objective assessments of what SEK expects to lose on the exposures given what was known on the reporting date and taking into account possible future events. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible scenarios and where the data taken into consideration comprises information from previous conditions, current conditions and projections of future economic conditions. SEK’s method entails three scenarios being prepared for each probability of default curve: (i) a base scenario, (ii) a downturn scenario and (iii) an upturn scenario. The base scenario consists of GDP forecasts from the World Bank. When calculating the ECL as of December 31, 2020 the latest available forecast was the World Bank’s forecast from June 2020. The base scenario has been weighted at between 72 and 78 percent, and the downturn and upturn scenarios weighted equally at between 11 and 14 percent. SEK’s IFRS 9 model is based on GDP growth projections estimating the impact on the probability of default. SEK’s management believes that the strong positive GDP growth projections for 2021 may understate the probability of default of the asset portfolio, as they do not take into account the sharp fall in GDP during the second quarter. In the fourth quarter, SEK made an overall adjustment to increase expected credit losses, which was calculated pursuant to SEK’s IFRS 9 model as of December 31, 2020.

SEK has conducted an extensive assessment of material increases in credit risk due to the COVID-19 pandemic. SEK’s assessment is that the company’s method is still applicable for assessing whether a material increase in credit risk has occurred. SEK has noted an increase in credits moving from stage 1 to stage 2, which was mainly attributable to an increase in forbearance agreements due to the COVID-19 pandemic and decreased ratings. The movements from stage 1 to stage 2 have not had any material impact on expected credit losses.

Note 5. Financial assets and liabilities at fair value

	December 31, 2020
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	3,362	3,362	-
Treasuries/governments bonds	22,266	22,266	-
Other interest-bearing securities except loans	33,551	33,551	-
Loans in the form of interest-bearing securities	50,780	52,091	1,311
Loans to credit institutions	31,315	31,424	109
Loans to the public	171,562	180,453	8,891
Derivatives	7,563	7,563	-
Total financial assets	320,399	330,710	10,311

Borrowing from credit institutions	3,486	3,486	-
Borrowing from the public	10,000	10,000	-
Debt securities issued	273,976	274,552	576
Derivatives	25,395	25,395	-
Total financial liabilities	312,857	313,433	576

	December 31, 2019
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	1,362	1,362	-
Treasuries/governments bonds	8,344	8,344	-
Other interest-bearing securities except loans	53,906	53,906	-
Loans in the form of interest-bearing securities	43,627	45,054	1,427
Loans to credit institutions	27,010	27,133	123
Loans to the public	163,848	169,612	5,764
Derivatives	6,968	6,968	-
Total financial assets	305,065	312,379	7,314

Borrowing from credit institutions	3,678	3,678	-
Debt securities issued	269,339	271,549	2,210
Derivatives	20,056	20,056	-
Total financial liabilities	293,073	295,283	2,210

Determination of fair value

The determination of fair value is described in the annual financial statements included in SEK’s 2019 Annual Report on Form 20-F, see Note 1 (h) (viii) Principles for determination of fair value of financial instruments and (ix) Determination of fair value of certain types of financial instruments.

The current market situation in the light of the COVID-19 outbreak has not resulted in any changes in methodology for determination of fair value.

Financial assets in fair value hierarchy

	Financial assets at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	14,169	8,097	-	22,266
Other interest-bearing securities except loans	19,413	14,138	-	33,551
Derivatives	-	5,985	1,578	7,563
Total, December 31, 2020	33,582	28,220	1,578	63,380

Total, December 31, 2019	34,450	32,283	2,485	69,218

Financial liabilities in fair value hierarchy

	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	-	6,190	41,198	47,388
Derivatives	-	23,554	1,841	25,395
Total, December 31, 2020	-	29,744	43,039	72,783

Total, December 31, 2019	-	30,546	46,215	76,761

For the liquidity portfolio, the closing levels are the same as the opening levels (year-end 2019: transfer from level 2 to level 1 of Skr 21,461 million). Due to an increased element of subjective assessment of the input in the valuation, a transfer of Skr -10,649 million for debt securities issued was made from level 2 to level 3. A transfer from level 3 to level 2 of Skr 6,534 million for debt securities issued and a transfer from level 3 to level 2 of net Skr -1,259 million for derivatives was made since these instruments are not significantly affected by non-observable market data (year-end 2019: transfer from level 3 to level 2 of Skr 1,040 million for debt securities issued and transfer from level 3 to level 2 of net Skr -30 million for derivatives).

Financial assets and liabilities at fair value in Level 3, December 31, 2020

Skr mn	January 1, 2020	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange-rate differences	December 31, 2020
Debt securities issued	-43,752	-10,584	16,285	-10,649	6,534	-1,345	44	2,269	-41,198
Derivatives, net	22	7	-400	-	-1,259	-1,597	-	2,964	-263
Net assets and Liabilities	-43,730	-10,577	15,885	-10,649	5,275	-2,942	44	5,233	-41,461

Financial assets and liabilities at fair value in Level 3, December 31, 2019

Skr mn	January 1, 2019	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange-rate differences	December 31, 2019
Debt securities issued	-47,898	-10,702	21,314	-	1,040	-3,408	-43	-4,055	-43,752
Derivatives, net	-4,587	-5	-299	1	-31	3,181	-	1,762	22
Net assets and Liabilities	-52,485	-10,707	21,015	1	1,009	-227	-43	-2,293	-43,730

1	Gains and losses through profit or loss, including the impact of exchange-rates, is reported as net interest income and net results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange-rates, held as of December 31, 2020 amounted to a Skr 36 million gain (year-end 2019: Skr 69 million loss) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of parameters included in the models used to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The correlation is expressed as a value between 1 and –1, where 0 indicates no relationship, 1 indicates a maximum positive relationship and -1 indicates a maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to –1. In the analysis, the correlations have been adjusted by +/– 0.12, which represents the level SEK uses within its prudent valuation framework. For Level 3 instruments that are significantly affected by non-observable market data in the form of SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data. The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

Sensitivity analysis – level 3 assets and liabilities

Assets and liabilities	December 31, 2020
Skr mn	Fair Value[1]	Unobservable input	Range of estimates for unobservable input[2]	Valuation method	Sensitivity max	Sensitivity min
Equity	-144	Correlation	0.12 – (0.12)	Option Model	-6	6
Interest rate	4	Correlation	0.12 – (0.12)	Option Model	0	0
FX	9	Correlation	0.12 – (0.12)	Option Model	-53	53
Other	-132	Correlation	0.12 – (0.12)	Option Model	0	0
Sum derivatives, net	-263				-59	59

Equity	-14,836	Correlation	0.12 – (0.12)	Option Model	6	-6
		Credit spreads	10BP – (10BP)	Discounted cash flow	8	-8
Interest rate	-13,181	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	65	-65
FX	-13,070	Correlation	0.12 – (0.12)	Option Model	53	-53
		Credit spreads	10BP – (10BP)	Discounted cash flow	63	-63
Other	-111	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	1	-1
Sum debt securities issued	-41,198				196	-196
Total effect on total comprehensive income[3]					137	-137

Derivatives, net, December 31, 2019	22				-44	46
Debt securities issued, December 31, 2019	-43,752				219	-218
Total effect on total comprehensive income, December 31, 2019[3]					175	-172

1	As per June 30, 2020, SEK has improved its methods to categorize derivatives and issued debt securities.

2	The sensitivity analysis shows the effect that a shift in correlations or SEK’s own credit spread has on Level 3 instruments. The table presents maximum positive and negative change in fair value when correlations or SEK’s own credit spread is shifted by +/– 0.12 and +/- 10 basis points, respectively.

3	When determining the total maximum/minimum effect on total comprehensive income the most adverse/favorable shift is chosen, considering the net exposure arising from the issued securities and the derivatives, for each correlation. The resulting effect related to correlation sensitivity is Skr +/- 0 million. The impact from SEK’s own credit spread amounts to Skr 137 million (year-end 2019: Skr 174 million) under a maximum scenario and Skr -137 million (year-end 2019: Skr -173 million) under a minimum scenario.

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value originating from credit risk (+ income/ - loss)
Skr mn	December 31, 2020	31 December 2019	Jan–Dec 2020	Jan–Dec 2019
CVA/DVA, net[1]	-17	-12	-5	17
OCA[2]	-108	-126	18	24

1	Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.
2	Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.

Note 6. Derivatives

Derivatives by category

	December 31, 2020			December 31, 2019
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	3,846	11,774	323,664	3,998	12,367	304,242
Currency-related contracts	3,249	11,236	153,838	2,734	6,933	182,668
Equity-related contracts	457	620	15,598	236	584	16,387
Contracts related to commodities, credit risk, etc.	11	1,765	7,513	0	172	1,997
Total derivatives	7,563	25,395	500,613	6,968	20,056	505,294

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts, primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 7. CIRR-system

Pursuant to the company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative compensation, which is calculated based on the principal amount outstanding.

The administrative compensation paid by the state to SEK as compensation is recognized in the CIRR-system as administrative compensation to SEK. Refer to the following tables of the statement of comprehensive income and statement of financial positions for the CIRR-system, presented as reported to the owner. Interest expenses includes interest expenses for loans between SEK and the CIRR-system which reflects the borrowing cost for the CIRR-system. Interest expenses for derivatives hedging CIRR-loans are also recognised as interest expenses, which differs from SEK’s accounting principles. Arrangement fees to SEK are recognized together with other arrangement fees as interest expenses.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of December 31, 2020, concessionary loans outstanding amounted to Skr 382 million (year-end 2019: Skr 547 million) and operating profit for the program amounted to Skr -28 million for the period January-December 2020 (2019: Skr -36 million). SEK’s administrative compensation for administrating the concessionary credit program amounted to Skr 1 million (2019: Skr 2 million).

Statement of Comprehensive Income for the CIRR-system

Skr mn	Oct-Dec 2020	Jul-Sep 2020	Oct-Dec 2019	Jan-Dec 2020	Jan-Dec 2019
Interest income	509	540	528	2,170	2,074
Interest expenses	-535	-511	-483	-2,087	-1,912
Interest compensation	-	0	0	14	1
Exchange-rate differences	2	0	-9	4	5
Profit before compensation to SEK	-24	29	36	101	168

Administrative remuneration to SEK	-46	-48	-48	-196	-192
Operating profit CIRR-system	-70	-19	12	-95	-24

Reimbursement to (–) / from (+) the State	70	19	12	95	24

Statement of Financial Position for the CIRR-system

Skr mn	December 31, 2020	December 31, 2019
Cash and cash equivalents	2	0
Loans	69,163	76,120
Derivatives	-	26
Other assets	12,528	9,307
Prepaid expenses and accrued revenues	407	569
Total assets	82,100	86,022
Liabilities	69,289	76,257
Derivatives	12,232	9,117
Accrued expenses and prepaid revenues	579	648
Total liabilities	82,100	86,022
Commitments
Committed undisbursed loans	51,463	47,868
Binding offers	1,322	37

Note 8. Pledged assets and contingent liabilities

Skr mn	December 31, 2020	December 31, 2019
Collateral provided
Cash collateral under the security agreements for derivative contracts	21,979	16,891
Contingent liabilities[1]
Guarantee commitments	3,969	4,393
Commitments[1]
Committed undisbursed loans	57,213	52,150
Binding offers	1,322	2,800

1	For expected credit losses in guarantee commitments, committed undisbursed loans and binding offers, see Note 4.

Note 9. Capital adequacy

The capital adequacy analysis relates to the parent company AB Svensk Exportkredit. The information is disclosed according to FFFS 2014:12. For further information on capital adequacy and risks, see Note 30 to the annual financial statements included in SEK’s 2019 Annual Report on Form 20-F and see SEK’s 2019 Capital Adequacy and Risk Management (Pillar 3) Report.

Capital Adequacy Analysis

	December 31, 2020	December 31, 2019
Capital ratios	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	21.8	20.6
Tier 1 capital ratio	21.8	20.6
Total capital ratio	21.8	20.6

1	Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. See tables Own funds - adjusting items and Minimum capital requirements exclusive of buffer.

	December 31, 2020		December 31, 2019
Buffers requirement	Skr mn	percent[1]	Skr mn	percent[1]
Institution specific Common Equity Tier 1 capital requirement incl. of buffers	6,271	7.0	7,890	8.9
of which minimum Common Equity Tier 1 requirements[2]	4,014	4.5	3,990	4.5
of which Capital conservation buffer	2,230	2.5	2,216	2.5
of which Countercyclical buffer	27	0.0	1,684	1.9
of which Systemic risk buffer	-	-	-	-
Common Equity Tier 1 capital available as a buffer[3]	12,310	13.8	11,171	12.6

1	Expressed as a percentage of total risk exposure amount.

2	The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012) have fully come into force in Sweden without regard to the transitional period. The minimum requirements are 4.5 percent, 6.0 percent and 8.0 percent related to Common Equity Tier 1 capital, Tier 1 capital and total Own Funds respectively.

3	Common Equity Tier 1 capital ratio as reported less the minimum requirement of 4.5 percent and less 3.5 percent, consisting of Common Equity Tier 1 capital used to meet the Tier 1 and Tier 2 requirements, since SEK do not have any Additional Tier 1 or Tier 2 capital.

	December 31, 2020		December 31, 2019
Total capital requirement including buffers	Skr mn	percent[1]	Skr mn	percent[1]
Total CRR capital requirement[2]	9,393	10.5	10,993	12.4
Total FSA capital requirement[3]	13,773	14.7	15,606	16.4

1	Expressed as a percentage of total risk exposure amount.
2	The requirement includes the minimum requirement of 8 percent, the capital conservation buffer and the countercyclical buffer. Expressed as a percentage of total risk exposure amount.
3	The requirement includes the minimum requirement of 8 percent, the capital conservation buffer and the countercyclical buffer and an additional capital requirement according to the Swedish FSA. See the additional capital requirement in the table below. Figures are calculated with one quarter lag.

	December 31, 2020		December 31, 2019
Additional Capital requirement according to Swedish FSA[2]	Skr mn	percent[1]	Skr mn	percent[1]
Credit-related concentration risk	2,089	2.2	2,089	2.2
Interest rate risk in the banking book	844	0.9	844	0.9
Pension risk	11	0.0	11	0.0
Other Pillar 2 capital requirements	936	1.0	936	1.0
Capital planning buffer	-	-	-	-
Total Additional Capital requirement according to Swedish FSA	3,880	4.1	3,880	4.1

1	Expressed as a percentage of total risk exposure amount.
2	Figures are calculated with one quarter lag.

Own funds – Adjusting items

Skr mn	December 31 2020	December 31, 2019
Share capital	3,990	3,990
Retained earnings	14,856	12,829
Accumulated other comprehensive income and other reserves[1]	292	245
Independently reviewed profit net of any foreseeable charge or dividend	694	1,766
Common Equity Tier 1 (CET1) capital before regulatory adjustments	19,832	18,830
Additional value adjustments due to prudent valuation	-306	-445
Intangible assets	-98	-56
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	77	93
Negative amounts resulting from the calculation of expected loss amounts	-55	-115
Total regulatory adjustments to Common Equity Tier 1 capital	-382	-523
Total Common Equity Tier 1 capital	19,450	18,307
Additional Tier 1 capital	-	-
Total Tier 1 capital	19,450	18,307
Tier 2-eligible subordinated debt	-	-
Credit risk adjustments[1]	-	-
Total Tier 2 capital	-	-
Total Own funds	19,450	18,307

1	Expected loss amount calculated according to the IRB approach is a gross deduction from Own funds. The gross deduction is decreased by impairment related to exposure ratios for which expected loss is calculated. Excess amounts of such impairment will increase Own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount according to the IRB approach related to exposures to central governments, corporates and financial institutions. As of December 30, 2020, the limitation rule has had no effect (year-end 2019: no effect).

Minimum capital requirements exclusive of buffer

	December 31, 2020			December 31, 2019
Skr mn	EAD[1]	Risk exposure amount	Minimum capital requirement	EAD[1]	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Corporates	2,245	2,245	180	2,367	2,367	189
Total credit risk standardized method	2,245	2,245	180	2,367	2,367	189
Credit risk IRB method
Central Governments	192,077	9,684	775	172,148	8,816	705
Financial institutions[2]	30,661	6,764	541	45,437	10,802	864
Corporates[3]	117,415	63,766	5,101	110,592	60,068	4,806
Assets without counterparty	163	163	13	152	152	12
Total credit risk IRB method	340,316	80,377	6,430	328,329	79,838	6,387
Credit valuation adjustment risk	e.t.	2,284	183	e.t.	2,534	203
Foreign exchange risk	e.t.	664	52	e.t.	695	56
Commodities risk	e.t.	7	1	e.t.	9	1
Operational risk	e.t.	3,625	290	e.t.	3,214	257
Total	342,561	89,202	7,136	330,696	88,657	7,093

1	Exposure at default (EAD) shows the size of the outstanding exposure at default.
2	Of which counterparty risk in derivatives: EAD Skr 5,535 million (year-end 2019: Skr 5,613 million), Risk exposure amount of Skr 1,908 million (year-end 2019: Skr 1,980 million) and Capital requirement of Skr 153 million (year-end 2019: Skr 158 million).
3	Of which related to specialized lending: EAD Skr 3,847 million (year-end 2019: 3,646 million), Risk exposure amount of Skr 2,739 million (year -end 2019: Skr 2,352 million and capital requirement of Skr 219 million (year-end 2019: Skr 188 million).

Credit risk

For risk classification and quantification of credit risk, SEK uses the IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) for each of its counterparties, while the remaining parameters are established in accordance with CRR. The Swedish FSA has approved SEK’s IRB approach. Certain exposures are, by permission from the Swedish FSA, exempted from application of the IRB approach, and, instead, the standardized approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

Credit valuation adjustment risk

Credit valuation adjustment risk is calculated for all over-the-counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized method.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS 9 were utilized.

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was lowered from 2.5 percent to 0 percent as of March 16, 2020. The reduction is made for preventive purposes, in order to counteract credit tightening due to the recent development and spread of COVID-19 and its effects on the economy. As of December 31, 2020, the capital requirement related to relevant exposures in Sweden was 70 percent (year-end 2019: 70 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. The countercyclical capital buffer as of December 31, 2020 for Sweden has been dissolved due to the reduction of the countercyclical buffer value to 0 percent. Buffer rates applicable in other countries may have effects on SEK, but as most capital requirements for SEK’s relevant credit exposures are related to Sweden, the potential effect is limited. As of December 31, 2020, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.03 percentage points (year-end 2019: 0.1 percentage points). SEK has not been classified as a systemically important institution by any financial regulatory authority. The capital buffer requirements for systemically important institutions that came into force January 1, 2016, therefore do not apply to SEK.

Leverage Ratio

Skr mn	December 31, 2020	December 31, 2019
Exposure measure for the leverage ratio
On-balance sheet exposures	297,605	288,146
Off-balance sheet exposures	37,162	35,856
Total exposure measure	334,767	324,002
Leverage ratio	5.8%	5.7%

The leverage ratio is defined by CRR as the quotient of the Tier 1 capital and an exposure measure. Currently there is no minimum requirement for the leverage ratio. The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized.

Internally assessed economic capital

Skr mn	December 31, 2020	December 31, 2019
Credit risk	6,121	7,337
Operational risk	203	183
Market risk	1,140	1,109
Other risks	183	203
Capital planning buffer	2,831	992
Total	10,478	9,824

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, please see Note 30 to the annual financial statements included in SEK’s 2019 Annual Report on Form 20-F.

Note 10. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures

	Credits & interest-bearing securities				Committed undisbursed loans, derivatives, etc.				Total
Skr bn	December 31, 2020		December 31, 2019		December 31 2020		December 31, 2019		December 31, 2020		December 31, 2019
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	131.6	45.0	110.4	39.1	53.9	80.0	50.9	78.3	185.5	51.6	161.3	46.4
Regional governments	12.3	4.2	16.5	5.8	-	-	-	-	12.3	3.4	16.5	4.7
Multilateral development banks	3.5	1.2	3.1	1.1	0.0	0.0	-	-	3.5	1.0	3.1	0.9
Public Sector Entity	4.2	1.5	4.0	1.4	-	-	-	-	4.2	1.2	4.0	1.2
Financial institutions	24.5	8.4	38.9	13.8	6.4	9.5	6.8	10.5	30.9	8.6	45.7	13.2
Corporates	116.0	39.7	109.6	38.8	7.1	10.5	7.3	11.2	123.1	34.2	116.9	33.6
Total	292.1	100.0	282.5	100.0	67.4	100.0	65.0	100.0	359.5	100.0	347.5	100.0

Net exposure by region and exposure class, as of December 31, 2020

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	0.1	0.4	2.4	1.6	-	-	159.2	19.0	2.8	185.5
Regional governments	-	-	-	-	-	-	12.2	0.1	-	12.3
Multilateral development banks	-	-	-	-	-	-	-	3.5	-	3.5
Public Sector Entity	-	-	-	-	-	-	-	4.2	-	4.2
Financial institutions	0.0	1.2	0.6	1.7	0.8	-	11.4	15.0	0.2	30.9
Corporates	2.6	1.1	3.9	5.7	-	3.3	85.2	20.9	0.4	123.1
Total	2.7	2.7	6.9	9.0	0.8	3.3	268.0	62.7	3.4	359.5

Net exposure by region and exposure class, as of December 31, 2019

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	-	0.6	2.8	2.8	-	-	138.1	13.9	3.1	161.3
Regional governments	-	-	-	-	-	-	16.3	0.2	-	16.5
Multilateral development banks	-	-	-	-	-	-	-	3.1	-	3.1
Public Sector Entity	-	-	-	-	-	-	-	4.0	-	4.0
Financial institutions	-	2.7	0.9	6.6	0.9	-	16.7	17.7	0.2	45.7
Corporates	4.5	1.7	3.8	4.0	-	2.8	80.1	19.9	0.1	116.9
Total	4.5	5.0	7.5	13.4	0.9	2.8	251.2	58.8	3.4	347.5

Net exposure to European countries, excluding Sweden

Skr bn	December 31, 2020	December 31, 2019
Finland	8.9	6.8
Germany	8.6	9.1
France	8.0	8.0
United Kingdom	7.0	8.0
Austria	5.7	1.7
Denmark	5.2	3.3
Norway	4.8	7.3
Luxembourg	4.6	4.4
The Netherlands	3.2	3.9
Poland	2.9	3.1
Belgium	2.5	2.4
Spain	1.9	2.1
Switzerland	0.8	0.7
Portugal	0.7	0.6
Ireland	0.6	0.3
Serbia	0.3	-
Latvia	0.2	0.2
Iceland	0.1	0.1
Italy	0.1	0.1
Estonia	0.1	0.1
Total	66.2	62.2

Note 11. Transactions with related parties

Transactions with related parties are described in Note 27 to the annual financial statements in SEK’s 2019 Annual Report on Form 20-F. During 2020, SEK utilized the credit facility it has with the Swedish National Debt Office and borrowed Skr 10 billion. No other material changes have taken place in relation to transactions with related parties compared to that description.

Note 12. Events after the reporting period

Catrin Fransson has informed the Board of her intention to resign as CEO at SEK, which the Board accepted at January 15, 2021. She has a six month notice period, and will continue working in her present position until further notice.

This Year-end report has not been subject to review by the Company’s auditors

The Board of Directors and the Chief Executive Officer confirm that this Year-end report provides a fair overview of the Consolidated Group’s operations and financial position and results, and describes material risks and uncertainties facing the Consolidated Group.

Stockholm, February 2, 2021

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Cecilia Ardström	Anna Brandt
Chairman of the Board	Director of the Board	Director of the Board

Reinhold Geijer	Hanna Lagercrantz	Hans Larsson
Director of the Board	Director of the Board	Director of the Board

Eva Nilsagård	Ulla Nilsson
Director of the Board	Director of the Board

Catrin Fransson
Chief Executive Officer

Annual General Meeting

The Company’s annual general meeting will be held March 24, 2021.

Annual and Sustainability Report

The Company’s Annual and Sustainability report is expected to be available on SEK’s website www.sek.se beginning February 18, 2021.

SEK has established the following expected dates for the publication of financial information and other related matters:

April 29, 2021	Interim report for the period January 1, 2021 - March 31, 2021
July 15, 2021	Interim report for the period January 1, 2021 - June 30, 2021
October 25, 2021	Interim report for the period January 1, 2021 - September 30, 2021

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on February 2, 2021, 15:00 (CEST).

Additional information about SEK, including investor presentations and SEK’s 2019 Annual Report on Form 20-F, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

Definitions

Alternative performance measures (see *)

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has presented these, either because they are in common use within the industry or because they comply with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. For additional information regarding the APMs, refer to www.sek.se.

*After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

*Average interest-bearing assets

The total of cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public. Calculated using the opening and closing balances for the report period.

*Average interest-bearing liabilities

The total of outstanding senior debt and subordinated liabilities. Calculated using the opening and closing balances for the report period.

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

*CIRR loans as percentage of new lending

The proportion of officially supported export credits (CIRR) of new lending.

CIRR-system

The CIRR-system comprises of the system of officially supported export credits (CIRR).

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Large companies

Companies with an annual turnover of more than Skr 5 billion.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 9).

Liquidity coverage ratio (LCR)

The liquidity coverage ratio is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

Loans

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition.

*Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans, outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months (see the Statement of Financial Position and Note 8).

Medium-sized companies

Companies with an annual turnover between Skr 500 million and Skr 5 billion, inclusive.

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with Basel III.

*New lending

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 8). The amounts reported for committed undisbursed loans may change when presented in the Consolidated Statement of Financial Position due to changes in exchange rates, for example.

*New long-term borrowings

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.

*Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and debt securities issued.

Own credit risk

Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss.

Repurchase and redemption of own debt

The amounts are based on the trade date.

Swedish exporters

SEK’s clients that directly or indirectly promote Swedish export.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.

Total capital ratio

The capital ratio is the quotient of total Own funds and the total risk exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent Company and its consolidated subsidiary (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

About SEK

About Swedish Export Credit Corporation (SEK)

SEK is owned by the Swedish state, and since 1962 has enabled growth for thousands of Swedish companies. To expand their production, make acquisitions, employ more people and sell goods and services to customers worldwide.

SEK’s mission

Our mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. The mission includes making available fixed-interest export credits within the officially supported CIRR system.

SEK’s vision	Our vision is a sustainable world through increased Swedish exports.
SEK’s core values	We are professionals, make the difficult easy and build sustainable relationships.
SEK’s clients	We finance exporters, their subcontractors and foreign clients. The target group is companies with annual sales exceeding Skr 200 million and that are linked to Swedish interests and exports.
SEK’s partnerships	Through Team Sweden, we have close partnerships with other export promotion agencies in Sweden such as Business Sweden and The Swedish Export Credit Agency (EKN). Our international network is substantial and we also work with numerous Swedish and international banks.